		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: November 10, 2010	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	7
	To be attached to and
	form a part of Bond No.	81948054
Issued to: THE MARSICO INVESTMENT FUND

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional
Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To
Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940
(“the Act”), due to:
(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)